Zentek Announces Organizational Update and Appointment of Chief Financial Officer

Guelph, ON - May 16, 2022, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), an intellectual property development and commercialization company, announces that Wendy Ford has been appointed as the new Chief Financial Officer ("CFO") for the organization. Ms. Ford has more than three decades of experience in finance and accounting leadership roles for both private and publicly traded companies. Brian Bosse will transition from his role as CFO to focus his efforts on overseeing operations as Chief Operations Officer ("COO") of Zentek, effective immediately.

"Zentek continues to build top quality talent as we grow and execute on our business strategy," said Greg Fenton, CEO of Zentek. "The breadth and depth of experience that Ms. Ford has demonstrated over her 30-year career is impressive, and she will fit in perfectly at a time where our company is poised for accelerated growth. I would also like to thank Mr. Bosse for his guidance over the last four years, and look forward to the contributions he'll make in his new role as COO."

"This is a transformational time for Zentek as it continues to grow across business lines. The recent Nasdaq listing is an important milestone, and the strategic opportunities for the company are exciting for management and shareholders alike.  I'm looking forward to collaborating with the team to optimize Zentek's operations and tailor its financial plan to optimize shareholder value and prudently manage capital," added Ms. Ford.

Most recently, Ms. Ford served as VP of Finance and CFO of Mancor Industries, a precision manufacturer of metal components and sub-assemblies. Prior to this, Ms. Ford served as CFO of AirBoss of America, a publicly traded company on the TSX, focused on the compounding, defense, and automotive industries. She has served in leadership roles including financial reporting, auditing, taxation, and compliance. Ms. Ford is a Chartered Professional Accountant (CPA) and is a graduate of the University of Toronto.

As part of her employment contract, Ms. Ford will receive 200,000 share options at a strike price of $2.59 CDN which will have a 3-year expiry.

Zentek has also hired a new Director of Global Healthcare Sales, Moe Deib, who starts May 24, 2022. Mr. Deib will identify and pursue opportunities with both new and existing customers to sell the Company's patent-pending ZenGUARD™ technology. Mr. Deib has over 15 years' experience in healthcare sales, most recently as Director of Business Development (International Sales) at Covalon Technologies Ltd. At Covalon, Mr. Deib managed and negotiated complex multi-million-dollar projects, primarily in the regions of North America, Asia, Southeast Asia, Middle East and select countries in Africa.

About Zentek Ltd.

Zentek is an IP development and commercialization company focused on next-gen healthcare solutions in the areas of prevention, detection, and treatment. Zentek is currently focused on commercializing ZenGUARD™, a patent-pending coating shown to have 99% antimicrobial activity, including against COVID-19, and the potential to use similar compounds as products against infectious diseases. The Company also has an exclusive agreement to be the global exclusive commercializing partner for a newly developed aptamer-based rapid pathogen detection technology.

For further information:

Matt Blazei
Tel: (212) 655-0924
Email: mattb@coreir.com

To find out more about Zentek Ltd., please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at http://www.sedar.com/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.